Filed pursuant to Rule 433
Registration Statement No. 333-163781
March 24, 2011
Endeavour International Corporation
Pricing Sheet — March 24, 2011
10,000,000 Shares
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated March 15, 2011 and the prospectus dated February 9, 2010 relating to these securities.

Stock Offered:	10,000,000 shares
Offering price:	$11.00 per share
Option to purchase additional shares:	1,500,000 additional shares (30 days)
Proceeds, net of underwriting commission and expenses:	$102,650,000 (excluding option to purchase additional shares) or $118,160,000 (including exercise in full of option to purchase additional shares)
Trade Date:	March 24, 2011
Settlement Date:	March 29, 2011
Issuer Symbol:	END
Exchange:	NYSE
CUSIP:	29259G 200
Joint Book-Running Manager:	Citigroup Global Markets Inc.
Co-Managers:	Canaccord Genuity Inc. C. K. Cooper & Company Global Hunter Securities, LLC Rodman & Renshaw, LLC
Revised Offering Size
     “The Offering” on page S-10 of the preliminary prospectus supplement is revised as follows:

Shares of common stock offered	10,000,000 shares.
Option to purchase additional shares	The underwriters may also purchase up to an additional 1,500,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments, if any.
Shares of common stock outstanding following this offering(1)	35,126,858 shares (36,626,858 shares if the underwriters exercise their over-allotment option in full).

(1)	Based on 25,126,858 shares outstanding as of March 11, 2011.
Revised Capitalization Disclosure
     “Capitalization” on page S-32 of the preliminary prospectus supplement is revised as follows:
CAPITALIZATION
The following table sets forth our capitalization at December 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our application of the estimated net proceeds from this offering in the manner described in “Use of Proceeds.”
You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference herein.

	As of December 31, 2010
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and restricted cash(1)	$131,043	$150,209

Long-term debt(2):
6.0% convertible senior notes due 2012	$81,250	$—
11.5% convertible bonds due 2014(3)	55,821	55,821
12.0% subordinated notes due 2014	51,132	51,132
15.0% senior term loan due 2013	161,371	161,371

Total long-term debt	349,574	268,324

Series C convertible preferred stock ($45, 000 liquidation preference)(4)	$53,152	$53,152

Stockholders’ equity:
Series B preferred stock ($3,273 liquidation preference)	$—	$—
Common stock (24,784 shares issued and outstanding, actual; 34,784 shares issued and outstanding, as adjusted)	25	35
Additional paid-in capital	287,995	390,634
Treasury stock, at cost (72 shares, actual and as adjusted)	(587)	(587)
Accumulated deficit	(132,815)	(133,351)

Total stockholders’ equity	154,618	256,731

Total capitalization	$557,344	$578,207

(1)	Includes $31.8 million of restricted cash.

(2)	Includes approximately $21.6 million of current maturities.

(3)	Pursuant to an amendment we entered into on March 11, 2011, the maturity date of the 11.5% convertible bonds was amended from January 24, 2014 to January 24, 2016.

(4)	Includes approximately $8.2 million of net non-cash premiums under fair value accounting on redemption.
Revised Recent Developments Disclosure
     “Summary—Recent Developments” on page S-8 of the preliminary prospectus supplement is revised to include the following:
     On March 23, 2011, the U.K. Chancellor of the Exchequer introduced his 2011 budget which includes a proposed tax increase, raising the existing supplementary charge on profits from North Sea oil and gas production (which is in addition to the existing corporation tax rate of 30%) from 20% to 32% with effect from March 24, 2011. The additional charge is being introduced as part of the UK government’s “fair fuel stabilizer” package as a response to recent increases in oil prices. While we have made no determination as to the impact of the proposed budget on its financial condition, if the budget is enacted in the form proposed, we may be required to recognize an additional non-cash charge resulting from an adjustment to our deferred tax liabilities.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.